Exhibit 99.1

NYSE-A: ROY	NR 10-02
TSX: IRC	January 19, 2010

INTERNATIONAL ROYALTY OBTAINS INTERIM ORDER FOR PLAN OF ARRANGEMENT WITH ROYAL GOLD

DENVER, COLORADO - January 19, 2010 – International Royalty Corporation (NYSE-A:ROY, TSX: IRC) (“IRC”) obtained on January 14, 2010, an interim order from the Ontario Superior Court of Justice (Commercial List) with respect to IRC’s previously announced plan of arrangement (the “Arrangement”) with Royal Gold, Inc. (“Royal Gold”).

Pursuant to the Arrangement, each holder of IRC common shares will have the right to elect to receive, in exchange for each IRC share, up to either C$7.45 in cash or 0.1385 common shares of Royal Gold or a combination thereof, subject to a maximum of US$350 million in cash and a maximum of 7.75 million common shares of Royal Gold. If IRC shareholders elect to receive more than approximately US$314 million in cash, the number of Royal Gold common shares issued will be reduced on a pro-rated basis until such cash election reaches a maximum of US$350 million. Assuming the maximum share election, this offer consists of 0.0771 common shares of Royal Gold plus US$3.12 in cash for each fully diluted share of IRC, implying 56% stock consideration. Assuming the maximum cash election, this offer consists of 0.0700 common shares of Royal Gold plus US$3.48 in cash for each fully diluted share of IRC, implying 51% stock consideration.

IRC shareholders who are Canadian residents will also have the option to elect to receive up to 0.1385 exchangeable shares of a wholly-owned Canadian subsidiary of Royal Gold in lieu of electing Royal Gold common shares. This option allows Canadian residents to defer income taxes on the transaction. Each exchangeable share can be redeemed for one common share of Royal Gold at the election of the shareholder. No more than 7,750,000 Royal Gold common shares and exchangeable shares will be issued in the aggregate, pursuant to the Arrangement.

The interim order, among other things, authorizes IRC to call and hold a special meeting of IRC shareholders and optionholders to consider the Arrangement with Royal Gold. In accordance with the interim order, the special meeting of securityholders will be held at the Inverness Hotel and Conference Center, Evergreen Room, 200 Inverness Dr. West, Englewood, Colorado on Tuesday, February 16, 2010 at 9:00am, with a record date at the close of business on January 14, 2010.

In connection with the special meeting, IRC is mailing a detailed management proxy circular to its shareholders and optionholders this week. The IRC board has passed a resolution approving the circular for printing and distribution. The circular will include the unanimous recommendation of IRC’s board that shareholders vote for the Arrangement with Royal Gold, as well as a fairness opinion of Scotia Capital Inc., IRC’s financial advisor.

International Royalty Corporation
IRC is a global mineral royalty company. IRC holds 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO
For further information, please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski: bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on certain factors. IRC’s forward-looking statements in this release are based on certain assumptions. Any forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Accordingly, readers should not place undue reliance on any forward-looking statements.